                             [OSHKOSH B'GOSH LOGO]

                                                                October 18, 1999

To Shareholders of OshKosh B'Gosh, Inc.

     In addition to the information set forth in the Offer to Purchase, dated October 4, 1999, and in the Letter of Transmittal, Option Election Form and related instructions (which together with this supplemental letter constitute the "Offer"), we encourage you to carefully consider the information in this supplemental letter and the attached press release regarding financial results for the Company's third quarter in deciding whether to tender shares of Class A Common Stock or Class B Common Stock in the Offer.

     A copy of the Company's October 18, 1999 Press Release regarding financial results for the Company's third quarter ended October 2, 1999, is enclosed. On October 15, 1999, the price per share for the last trade of Class A Shares on the Nasdaq National Market was $19 7/8. Any shareholder whose Shares are purchased in the Offer will not incur the usual transaction costs associated with open market sales.

     The expiration date, proration date and the end of the initial period during which shareholders have withdrawal rights continues to be November 2, 1999, at 12:00 midnight, Eastern Time, unless extended by the Company.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                         HARRIS TRUST AND SAVINGS BANK

               By Mail:                       Facsimile Transmission:          By Hand or Overnight Courier:
     Harris Trust and Savings Bank        (for Eligible Institutions Only)     Harris Trust and Savings Bank
      c/o Harris Trust Company of                  (212) 701-7636               c/o Harris Trust Company of
               New York                            (212) 701-7637                         New York
          Wall Street Station                                                          Receive Window
             P.O. Box 1010                     Confirm by Telephone:             88 Pine Street, 19th Floor
     New York, New York 10268-1010                 (212) 701-7624                 New York, New York 10005

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                               [OSHKOSH ADDRESS]

                    The Information Agent for the Offer is:

                             D. F. KING & CO., INC.
                                77 WATER STREET
                               NEW YORK, NY 10005

                    Banks and Brokerage Firms Call Collect:
                                 (212) 425-1685
                           All Others Call Toll Free:
                                 (888) 246-5358

                      The Dealer Manager for the Offer is:

                              GOLDMAN, SACHS & CO.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

                                          Sincerely yours,

                                          [DOUGLAS W. HYDE SIG]
                                          Douglas W. Hyde
                                          Chairman and Chief Executive Officer

FOR RELEASE:

     5:00 a.m., C.S.T., Monday, October 18, 1999

CONTACT:

    David L. Omachinski, Chief Financial Officer
     OshKosh B'Gosh, Inc.
    920/232-4140

                         OSHKOSH B'GOSH, INC. ANNOUNCES
                      THIRD QUARTER 1999 FINANCIAL RESULTS

     OSHKOSH, WISCONSIN -- (PR NEWSWIRE) OCTOBER 18, 1999 -- OshKosh B'Gosh, Inc. (NASDAQNMS-GOSHA) today reported increases in sales and earnings during the third quarter of 1999. Third quarter net income of $14.7 million was $1.2 million (8.7%) over 1998 third quarter net income of $13.5 million. Third quarter 1999 diluted earnings per share of $.89 were 27.1% over 1998 third quarter diluted earnings per share of $.70. Third quarter 1999 net sales were $140.8 million, a $9.8 million increase (7.5%) over third quarter 1998 net sales of $131.0 million.

     For the first nine months of 1999, the Company's net income of $24.0 million ($1.41 per diluted share) was $2.3 million (10.6%) over net income for the first nine months of 1998 of $21.7 million ($1.10 per diluted share). Net sales for the first nine months of 1999 of $325.3 million were $9.4 million (3.0%) more than the Company's net sales for the first nine months of 1998 of $315.9 million.

     The Company's higher third quarter and year to date 1999 results of operations are primarily attributable to a combination of the increased net sales and significantly improved gross profit margins. The Company's domestic wholesale unit shipments for the three month and nine month periods ended October 2, 1999 were up 3.5% and 2.0%, respectively, over the corresponding three month and nine month periods of 1998. In addition, the Company's retail division continued its positive sales trends with sales gains for the three month and nine month periods ended October 2, 1999 of 12.8% and 10.1%, respectively, over the corresponding three month and nine month periods of 1998. Third quarter and year to date 1999 retail sales gains resulted from a combination of comparable store sales gains (6.8% for the third quarter and 6.2% year to date), along with sales volume from stores opened subsequent to October 3, 1998.

     Douglas W. Hyde, OshKosh B'Gosh, Inc. chairman, president and C.E.O., commented, "We are pleased to report the continued growth in our net income and earnings per share for the third quarter of 1999. The consumer response to our fall back-to-school product offering has been excellent, and speaks well to our ongoing consumer focus."

     The Company's third quarter and year to date 1999 gross profit margins have been favorably impacted by the continued implementation and execution of the Company's global sourcing strategy.

     On October 1, 1999, the Company announced that it's board of directors approved a dutch auction self tender offer to repurchase up to 4.5 million shares of the Company's Class A Common Stock and up to 100,000 shares of its Class B Common Stock. This tender offer provides an opportunity for shareholders to tender their Class A and/or Class B shares within a range of $18.50 to $21.00 per share. This tender offer expires on Tuesday, November 2, 1999. The Company believes that its cash and short term investments at October 2, 1999 and borrowing availability under its new credit agreement which is expected to be finalized on or before November 2, 1999, along with cash generated from operations, will be sufficient to finance the offer and the Company's seasonal working capital needs, as well as its capital expenditures and business development needs.

     The press release contains certain information and projections that may be considered forward-looking by securities law and, as such, is subject to certain risks and uncertainties. The Company's future results of operations and other forward-looking statements contained in this press release involve a number of risks and uncertainties including, but not limited to, business conditions and the general economy, competitive factors, consumer acceptance of the Company's product offering, the level of consumer spending for apparel, particularly in the children's wear segment, the Company's ability to manufacture or source products in a timeframe which permits on-time shipments, financial strength of the retail industry, Year 2000 issues, as well as risks associated with foreign operations. Actual results may differ materially.

     Oshkosh B'Gosh, Inc. is best known as a premiere marketer of quality children's apparel, available in over 80 countries around the world. The Company is headquartered in Oshkosh, Wisconsin.

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                OCTOBER 2,     JANUARY 2,
                                                                   1999          1999*
                                                                ----------     ----------
                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................     $ 19,133       $ 14,308
  Short-term investments....................................          485          2,500
  Accounts receivable.......................................       39,164         24,008
  Inventories...............................................       43,168         65,584
  Prepaid expenses & other current assets...................        2,101            862
  Deferred income taxes.....................................       15,100         16,700
                                                                 --------       --------
TOTAL CURRENT ASSETS........................................      119,151        123,962
Property, plant & equipment.................................       68,072         65,588
  Less accumulated depreciation and amortization............       36,018         33,208
                                                                 --------       --------
NET PROPERTY, PLANT & EQUIPMENT.............................       32,054         32,380
NON-CURRENT DEFERRED INCOME TAXES...........................        5,000          4,900
OTHER ASSETS................................................        1,496          1,326
                                                                 --------       --------
TOTAL ASSETS................................................     $157,701       $162,568
                                                                 ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................     $  3,683       $  7,638
  Accrued expenses..........................................       47,999         39,448
                                                                 --------       --------
TOTAL CURRENT LIABILITIES...................................       51,682         47,086
EMPLOYEE BENEFIT PLAN LIABILITIES...........................       13,053         12,465
SHAREHOLDERS' EQUITY
  Preferred stock...........................................           --             --
  Common stock:
     Class A................................................          140            157
     Class B................................................           22             23
  Retained earnings.........................................       92,804        102,837
                                                                 --------       --------
TOTAL SHAREHOLDERS' EQUITY..................................       92,966        103,017
                                                                 --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................     $157,701       $162,568
                                                                 ========       ========

* Condensed from audited financial statements.

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTH                  NINE MONTH
                                                              PERIOD ENDED                PERIOD ENDED
                                                        ------------------------    ------------------------
                                                        OCTOBER 2,    OCTOBER 3,    OCTOBER 2,    OCTOBER 3,
                                                           1999          1998          1999          1998
                                                        ----------    ----------    ----------    ----------
NET SALES...........................................     $140,831      $131,046      $325,280      $315,869
Cost of products sold...............................       82,892        80,242       192,823       194,900
                                                         --------      --------      --------      --------
GROSS PROFIT........................................       57,939        50,804       132,457       120,969
Selling, general and administrative expenses........       36,073        30,767        99,047        91,129
Royalty income, net.................................       (2,249)       (2,446)       (5,911)       (6,242)
                                                         --------      --------      --------      --------
OPERATING INCOME....................................       24,115        22,483        39,321        36,082
                                                         --------      --------      --------      --------
OTHER INCOME (EXPENSE):
  Interest expense..................................         (193)         (113)         (571)         (285)
  Interest income...................................          212           169           708           666
  Miscellaneous.....................................          (52)          (17)         (131)          (91)
                                                         --------      --------      --------      --------
OTHER INCOME -- NET.................................          (33)           39             6           290
                                                         --------      --------      --------      --------
INCOME BEFORE INCOME TAXES..........................       24,082        22,522        39,327        36,372
Income taxes........................................        9,388         9,008        15,338        14,686
                                                         --------      --------      --------      --------
NET INCOME..........................................     $ 14,694      $ 13,514      $ 23,989      $ 21,686
                                                         ========      ========      ========      ========
NET INCOME PER COMMON SHARE
  Basic.............................................     $   0.90      $   0.71      $   1.43      $   1.12
  Diluted...........................................     $   0.89      $   0.70      $   1.41      $   1.10
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  Basic.............................................       16,280        18,907        16,825        19,385
  Diluted (including share equivalents).............       16,486        19,228        17,056        19,669
CASH DIVIDENDS PER COMMON SHARE
  Class A...........................................     $ 0.0500      $ 0.0500      $ 0.1500      $ 0.1200
  Class B...........................................     $ 0.0425      $ 0.0425      $ 0.1275      $ 0.1025

                     OSHKOSH B'GOSH, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                       NINE MONTH
                                                                      PERIOD ENDED
                                                                ------------------------
                                                                OCTOBER 2,    OCTOBER 3,
                                                                   1999          1998
                                                                ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income for the period.................................     $ 23,989      $ 21,686
  Depreciation..............................................        5,142         5,939
  Deferred income taxes.....................................        1,500           800
  Items in net income not affecting cash and cash
     equivalents............................................        1,187         1,471
  Changes in current assets.................................        6,021       (16,301)
  Changes in current liabilities............................        4,596         3,864
                                                                 --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................       42,435        17,459
                                                                 --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment................       (5,604)       (9,848)
  Proceeds from disposal of assets..........................          635           224
  Sale of short-term investments, net.......................        2,015         8,700
  Changes in other assets...................................         (616)           67
                                                                 --------      --------
NET CASH USED IN INVESTING ACTIVITIES.......................       (3,570)         (857)
                                                                 --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from short-term borrowings.......................           --         5,450
  Dividends paid............................................       (2,488)       (2,292)
  Net proceeds from issuance of common shares...............        1,165           554
  Repurchase of common shares...............................      (32,717)      (33,009)
                                                                 --------      --------
NET CASH USED IN FINANCING ACTIVITIES.......................      (34,040)      (29,297)
                                                                 --------      --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     $  4,825      $(12,695)
                                                                 ========      ========